SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Net Revenue reached R$11.8 billion

HIGHLIGHTS:

▶  The Brazilian market of thermoplastic resins (PE, PP, PVC) reached 1.3 million tons in the quarter, in line with 4Q13. Braskem’s resin sales were 901 kton, virtually stable in relation to the prior quarter. Compared to 1Q13, resins demand expanded 3%, while the Company's sales decreased 2%.

▶  In 1Q14 the capacity utilization rate of Braskem's crackers stood at 85% and was affected by the scheduled maintenance shutdown at the Triunfo site and by operational issues.

▶  PP sales volume at the United States and Europe business unit totaled 460 kton in the quarter, in line with 4Q13. Compared to 1Q13, PP sales volume grew by 7%, driven by the recovery in demand from the European and U.S. markets.

▶  Braskem, as part of its strategy to concentrate its investments in the petrochemical industry, divested the assets forming the Water Treatment Unit (“WTU”) located at the Triunfo complex for R$315 million, recognizing a gain of R$277 million in the quarter.

▶  In 1Q14, Braskem’s consolidated EBITDA was R$1,637 million. The main factors that have contributed to this result were the gain from the divestment of non-strategic assets, the stability in petrochemical spreads in the international market and the 4% depreciation in the Brazilian real in relation to 4Q13. In U.S. dollar, consolidated EBITDA was US$690 million.

▶  Net income amounted to R$396 million, explained by WTU divestment and the operating performance in the quarter.

▶  Leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 2.71x, down 6% from the previous quarter. In Brazilian real, the leverage ratio also stood at 2.71x, decreasing 13%.

▶  Fast Company magazine,  one of the leading U.S. media companies focusing on innovation, selected Braskem as one of the world’s 50 most innovative companies, being the only Brazilian company to figure on the ranking.

Expansion and diversification of feedstock sources

▶  Mexico Project

▪  Progress continued to advance on the project's construction, which reached 66% physical completion. The startup of the new complex is expected for the second half of 2015.

▪  On April 8, 2014, the subsidiary Braskem-Idesa withdrew the third installment of the project finance in the amount of US$465 million.

▶  Ascent Project

▪  In March 2014, an ethane supply agreement (subject to the project's feasibility study and approval) was signed with Antero Resources.

EXECUTIVE SUMMARY

Despite the good outlook for the global economy in 2014, the scenario in the first quarter of the year remained challenging. The recovery in developed markets was partially offset by the slowdown in emerging economies and uncertainty of the possible impact of the Ukraine crisis on world economic growth.

The price of naphtha, the main feedstock used by the petrochemical industry, followed the oil price (Brent), which fell 2% from 4Q13. Spreads1 for thermoplastic resins2 and key basic petrochemicals3 increased by 8% and 6%, respectively, benefitting from the lower supply resulting from the scheduled maintenance shutdowns in the industry (USA, Asia and Europe) and the improvement of the global demand.

In Brazil, apparent demand for thermoplastic resins in 1Q14 was 1.3 million tons, a similar level to that of the previous quarter. Braskem’s resin sales amounted to 901 kton, virtually in line with the previous quarter. Compared to 1Q13, domestic demand grew 3%, driven by the good performance of industries linked to nondurable goods, such as beverages and infrastructure.

In 1Q14, Braskem's crackers operated with an average utilization rate of 85%, reflecting the scheduled maintenance shutdown on the main production line at the Triunfo cracker and the operational issues at the Rio de Janeiro and São Paulo units. There were also scheduled shutdowns at PE and PVC  facilities, which operated with capacity utilization rates of 79% and 83%, respectively.

Braskem, in line with its strategy to focus its investments on the petrochemical industry, sold to Odebrecht Ambiental the assets of the Water Treatment Unit (“WTU”) in the Triunfo Petrochemical Complex for R$315 million.

EBITDA amounted to R$1,637 million. The main factors that have contributed to this results were (i) the spreads of resins and basic petrochemicals in the international market; (ii) the 4% depreciation in the Brazilian real compared to 4Q13; (iii) the recognition of the R$277 million gain from the divestment of the WTU; which were partially offset by (iv) the lower resin sales volume. In U.S. dollar, EBITDA amounted to US$690 million. On a recurring basis, EBITDA was US$573 million, increasing by 9% from the prior quarter.

Net income amounted to R$396 million, which is explained by the assets divestment and operational performance in the quarter as well as by the adoption, since May 2013, of hedge accounting, which better translates the effects of exchange variation on dollar-denominated liabilities in Braskem’s results.

In 1Q14, the Company invested R$763 million; around 45% of this amount was allocated to the construction of the integrated petrochemical complex in Mexico, whose commissioning is scheduled for the second half of 2015.

In terms of indebtedness, on March 31, 2014, Braskem's net debt stood at US$6,615 million. Financial leverage measured by the ratio of net debt to EBITDA in U.S. dollar decreased 6% from 2.87x to 2.71x, benefiting from the improvement in operating performance.

Braskem re-tapped the market and in April issued US$250 million in bonds with maturity in 2024 and a yield of 6.04% p.a. by reopening its US$500 million bond issue carried out in February. The purpose of these operations was to pre-pay shorter-dated debt maturing in 2017, 2018 and 2020.

Aiming to regain part of the domestic industry's competitiveness, the Chemical industry Competitiveness  Council elaborated the Special Regime for the Chemical Industry (REIQ). In 2013, the PIS and COFINS tax relief on raw material purchases by first and second generation producers in the chemical industry was approved.

Despite the adoption of REIQ, additional measures are needed to promote the growth of Brazil's industrial sector, which is still operating with idle capacity and suffering from issues related to energy and raw material costs, infrastructure and productivity.

1 Difference between the price of petrochemicals and the price of naphtha.

2 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia).

3 80% ethylene and propylene, 20% BTX (base Europe).

PERFORMANCE

Note that as a result of the decision to maintain its investments in chemical distribution, which are the assets relating to Quantiq, Braskem restated its consolidated quarterly results for 2013 to include the result of this operation.

▶  Net Revenue

In 1Q14, Braskem’s net revenue was US$5.0 billion, 6% higher than in 4Q13. In Brazilian real, net revenue was R$11.8 billion, growing by 10% in the period, mainly explained by (i) the average U.S. dollar appreciation of 4%; (ii) the higher resale volume; and (iii) the better petrochemical prices in the international market. Excluding naphtha/condensate resale from the analysis, net revenue in the quarter grew 4.6% in U.S. dollar and 8.6% in Brazilian real, respectively.

Compared to 1Q13, consolidated net revenue in U.S. dollar increased by 5%, positively influenced by the recovery in international petrochemical prices and by the higher resale volume. In Brazilian real, consolidated net revenue grew 25%, also reflecting the U.S. dollar average appreciation of 18% between the periods.

Export revenue in 1Q14 was US$2.2 billion, increasing 3% from the prior quarter, driven by the higher resale volume and increase in international prices, which partially offset the lower export volume at the Polyolefins unit. Compared to 1Q13, export revenue increased by 13%, reflecting the higher sales volume at the United States and Europe business unit and also the recovery in global prices.

Highlights by Segment

▶  Capacity utilization rate

The average capacity utilization rate in 1Q14 of Braskem's main products reflects the scheduled shutdowns as well as certain operational issues.

▶  Polyolefins

Brazilian market: the polyolefins (PE and PP) market reached 1 million tons in 1Q14, in line with 4Q13. The good performance of certain sectors, such as beverage and construction, were partially offset by the weaker demand from the automotive industry and agrobusiness (seasonality). Compared to 1Q13, the market increased by 4%.

Production: production volume was 981 kton, down 3% and 8% from 4Q13 and 1Q13, respectively, which is explained in both periods by the scheduled maintenance shutdowns and operational issues.

Domestic sales: Braskem’s sales in 1Q14 came to 737 kton, similar to the level in the previous quarter. Braskem's market share stood at 71%, or 1 p.p. lower. In relation to 1Q13, sales fell by 2%.

Export sales: in 1Q14, exports were 231 kton, down 18% from 4Q13, influenced by the lower production volume resulting from the scheduled maintenance shutdown and the strategy of maintaining inventories to supply the regional market. Compared to 1Q13, sales decreased by 4%.

▶  Vinyls

Brazilian market: PVC demand in 1Q14 stood at 311 kton, in line with 4Q13 and the prior-year period.

Production: PVC production volume was 146 kton, down 8% from 4Q13, which is explained by the scheduled maintenance shutdown at the Bahia site. Caustic soda production amounted to 108 kton, increasing 6%, reflecting the normalization of activities following the scheduled shutdown at the Alagoas plant.

Compared to 1Q13, PVC production remained practically stable, while caustic soda production decreased by 6%, affected by the resumption of production following the shutdown in the last quarter of 2013.

Domestic sales: Braskem’s PVC sales in the quarter amounted to 164 kton and followed the overall industry trend, with market share stable at 53%. Compared to 1Q13, PVC sales declined by 1%.

In the case of caustic soda, sales volume increased by 7% from 4Q13, reflecting the resumption of production activities. Compared to 1Q13, caustic soda sales contracted by 1%.

▶  Basic Petrochemicals

In 1Q14, ethylene production was 790 kton, declining by 1% from 4Q13 and by 6% from 1Q13, which is explained by  the scheduled maintenance shutdown at the Triunfo cracker and operational issues.

Performance (tons)	1Q14	4Q13	1Q13	Change (%)	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
Ethylene	789,559	795,483	835,531	(1)	(6)
Propylene	323,734	348,251	372,137	(7)	(13)
Butadiene	90,353	96,116	100,850	(6)	(10)
BTX*	254,942	257,357	324,359	(1)	(21)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company’s total sales were 224 kton, or virtually stable in relation to 4Q13 and 1Q13.

Butadiene: sales in 1Q14 amounted to 91 kton, down 4% from the previous quarter. In relation to 1Q13, sales decreased by 7%. In both periods, the reduction is explained by the lower production volume, which was affected by the lower availability of the product due to the scheduled shutdown at the cracker.

BTX: BTX sales volume was 233 kton, increasing 7% from 4Q13, when sales volume was impacted by the scheduled shutdown at the Camaçari site. Compared to 1Q13, sales volume increased by 1%.

Performance (tons)	1Q14	4Q13	1Q13	Change (%)	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Total Sales
Ethylene/Propylene	223,541	224,041	225,949	(0)	(1)
Butadiene	91,478	95,334	98,237	(4)	(7)
BTX*	232,843	218,165	230,902	7	1
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

▶  United States and Europe

Market: the seasonally weak demand in 1Q14 was also affected by the severe winter in the United States, with the PP market contracting by 7% from 4Q13. In Europe, demand proved resilient and remained stable between the periods.

Compared to 1Q13, demand grew by 2% and 4% in the United States and Europe, respectively, reflecting the improvement in U.S. economic indicators and signs of continuous recovery in the Euro zone.

Production: production volume in 1Q14 was 444 kton, declining 4% from 4Q13, affected by the scheduled and unscheduled shutdowns in the United States. Compared to 1Q13, production volume increased 4%, supported by the higher capacity utilization rate.

Sales: sales came to 460 kton in 1Q14, virtually stable compared to 4Q13, reflecting the stronger demand from Europe. In relation to 1Q13, sales grew 7%, explained by the stronger performance of the U.S. and European economies.

Performance (tons)	1Q14	4Q13	1Q13	Change (%)	Change (%)
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP	460,108	462,719	430,872	(1)	7

Production
PP	444,233	463,372	427,757	(4)	4

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 1Q14 amounted to R$10.3 billion, increasing 9% on the prior quarter. The lower sales volume of resins and basic petrochemicals was partially offset by (i) the increase in the ARA naphtha price reference for domestic supply (three month moving average) to US$931/t, compared to US$914/t in 4Q13; (ii) the increase in gas price in the international market; and (iii) the higher resale volume. The 4% average U.S. dollar appreciation between the periods had a negative impact of R$330 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries and Venezuela. The ARA naphtha price, which is the reference for imported naphtha, stood at US$915/t in the quarter, decreasing 2% from the previous quarter (US$929/t).

 Regarding the average gas price, between 4Q13 and 1Q14 the Mont Belvieu reference prices for ethane and propane increased by 30% and 9% to US$34 cts/gal (US$252/t) and US$130 cts/gal (US$680/t), respectively, reflecting the harsh winter in the United States. In the case of USG propylene, the average price of USG propylene was US$1,607/t, increasing 8% on the prior quarter, reflecting the lower product supply due to shutdowns at refineries in the region.

In relation to 1Q13, COGS increased 22%. The main factors were (i) the 18% average U.S. dollar appreciation, which generated a negative impact of R$1,398 million; (ii) the increase in the average gas price, with the Mont Belvieu reference prices for ethane and propane increasing 32% and 51%, respectively; and (iii) the higher resale volume; which were partially offset by the tax relief on purchases of raw materials and the lower sales volume of resins and key basic petrochemicals.

▶  Selling, General and Administrative Expenses

In 1Q14, Selling, General and Administrative Expenses amounted to R$579 million, in line with the previous quarter. Compared to 1Q13, SG&A expenses increased by R$49 million or 9%.

Selling Expenses amounted to R$270 million, 5% higher than in 4Q13, explained by expenses with storage and demurrage. Compared to 1Q13, selling expenses increased by 7%, explained by the same reasons.

General and Administrative Expenses were R$309 million in the quarter, down 4% from 4Q13, impacted mainly by lower expenses with third-party services.  Compared to 1Q13, general and administrative expenses increased by 11%, mainly explained by the payment of audit services that in 2013 were paid in the third quarter, by the increase in payroll expenses (collective bargaining agreement) and by the extraordinary expenses incurred with moving the São Paulo office.

▶  EBITDA

Braskem’s consolidated EBITDA1 in 1Q14 amounted to R$1,637 million or US$690 million, increasing by 44% and 37%, respectively, from 4Q13. EBITDA margin excluding naphtha resales stood at 14.7%, expanding by 3.6 p.p.. The main factors that have contributed to this result were (i) the recognition of a R$277 million gain from the divestment of the assets of the Water Treatment Unit (“WTU”), which were not part of the Company’s core business; (ii) the stability in petrochemical spreads in the international market; and (iii) the 4% depreciation in the Brazilian real; partially offset by (iv) the lower resin sales volume. The quarter result was also impacted by the additional provision of R$65 million related to the Petros plans (for more information see Note 18 (a) to the Financial Statements).

Compared to 1Q13, excluding the nonrecurring positive impact of R$277 million from the WTU divestment, EBITDA increased by 21% in U.S. dollar and by 43% in Brazilian real, which is basically explained by (i) the recovery in thermoplastic resins spreads in the international market; (ii) the tax relief on raw material purchases; and (ii) the 18% average depreciation in the Brazilian real between the periods.

1EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. However, note that EBITDA is not a measure established in accordance with international financial reporting standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

▶  Net Financial Result

The net financial result was an expense of R$560 million in the 1Q14, compared to the expense of R$460 million in the prior quarter. The effect from the 3% depreciation in the U.S. dollar4 on the net exposure of liabilities not designated as hedge accounting had a negative impact of R$7 million on the financial result.

Excluding the effects of exchange and monetary variation, the net financial result in 1Q14 was an expense of R$484 million, increasing by R$35 million from the prior quarter. Compared to 1Q13, the net financial result increased by R$119 million, which is explained by (i) the increase in Brazil’s basic interest rate; (ii) the effects of exchange variation on the debt balance; and (iii) the higher feedstock costs resulting from Brazilian real depreciation; and (iv) the prepayment of shorter-term debt.

The following table shows the composition of Braskem’s net financial result.

R$ million	1Q14	4Q13	1Q13

Financial Expenses	(577)	(741)	(231)
Interest Expenses	(307)	(289)	(237)
Monetary Variation (MV)	(86)	(71)	(73)
Foreign Exchange Variation (FX)	54	(112)	285
Net Interest on Fiscal Provisions	(30)	(35)	(22)
Others	(208)	(234)	(184)
Financial Revenue	17	281	123
Interest	45	95	28
Monetary Variation (MV)	17	10	3
Foreign Exchange Variation (FX)	(61)	162	43
Net Interest on Fiscal Credits	7	(13)	7
Others	9	28	43
Net Financial Result	(560)	(460)	(108)

R$ million	1Q14	4Q13	1Q13

Net Financial Result	(560)	(460)	(108)
Foreign Exchange Variation (FX)	(7)	50	328
Monetary Variation (MV)	(69)	(61)	(71)
Net Financial Result Excluding FX and MV	(484)	(449)	(365)

Export hedge accounting

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets) and any change in the exchange rate has an impact on the accounting financial result. On March 31, 2014, this exposure was formed: (i) in the operations, by 66% of suppliers, which was partially offset by 67% of accounts receivable; and (ii) in the capital structure, by 73% of net debt. Since the Company’s operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are also pegged to this currency.

4 On March 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.2630/US$1.00.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, the Company designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports, in compliance with accounting standards IAS 39 and CPC 38. As a result, the exchange variation from these liabilities, which amounts to US$6,757 million, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such exports occur, which enables the simultaneous recognition of the impact from currency variation on both liabilities and exports.

	US$ million	R$ million
Operations designated for hedge	6,757	15,292
(a) Exchange variation on liabilities designated as hedge		(538)
(b) Tax and Social Contribution		183
Amount recorded in shareholders' equity (a) – (b)		(355)

It is important to mention that this effect, in both cases, has no immediate impact on the Company’s cash position, since the amount represents currency translation accounting impacts, especially on Braskem’s debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.4 years (down from 15.5 years). The portion of debt denominated in U.S. dollar has an average term of around 21 years.

▶  Net Income

Braskem recorded net income of R$396 million, which is explained by the divestment of non-strategic assets, the operational performance in the quarter and the adoption, since May 2013, of hedge accounting, which better translates the effects of exchange variation on dollar-denominated liabilities on the results.

▶  Capital Structure and Liquidity

On March 31, 2014, Braskem's consolidated gross debt stood at US$10 billion. This amount includes the financing for the Mexico project in the amount of US$2,031 million that was received by the subsidiary Braskem-Idesa in 2013. Since this investment was made through a project finance structure (70% debt and 30% equity) in which the project’s debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project will not be included.

In this context, Braskem's consolidated gross debt stood at US$8,019 million, up 1% from the balance on December 31, 2013. In Brazilian real, gross debt decreased by 2%, reflecting the impact from the U.S. dollar depreciation of 3%5 in the period. At the end of the period, 69% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,404 million, down US$147 million from the prior quarter. In line with its strategy to maintain high liquidity and its financial health, the Company maintains three revolving stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Braskem's net debt in U.S. dollar increased by 4% to US$6,615 million. In Brazilian real, net debt was in line with 4Q13. The percentage of net debt denominated in U.S. dollar was 73%.

5On March 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.2630/US$1.00.

The 10% growth in EBITDA in the last 12 months (US$2.4 billion) led to a reduction from 2.87x to 2.71x in the Company’s financial leverage as measured by the ratio of net debt to EBITDA in U.S. dollar. In Brazilian real, this leverage ratio decreased by 13% to 2.71x.

On March 31, 2014, the average debt term was 15.4 years, in line with the term at December 31, 2013. Considering only the portion of debt denominated in U.S. dollar, the average debt term was around 21 years. The average debt cost on March 31, 2014 was 6.15% in U.S. dollar and 9.03% in Brazilian real, compared to 6.25% and 9.04%, respectively, in the previous quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of March 31, 2014.

Only 5% of the Company’s total debt matures in 2014, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 28 months. Considering the deadline for withdrawing the stand-by credit facilities, this coverage is 31 months.

Consistent with the strategy to lengthen its maturity profile, Braskem issued US$500 million in bonds due in February 2024 with a coupon of 6.45% p.a. In April, Braskem re-tapped the market, raising US$250 million by reopening the issue of 2024 bonds, with a yield of 6.04% p.a. The proceeds from these issuances were used to repurchase the outstanding bonds due in 2017, 2018 and 2020.

CAPITAL EXPENDITURE:

Braskem made investments of R$763 million (excluding capitalized interest and the funds from the project finance and non-controlling shareholder of the Mexico project) in 1Q14. Of this amount, around (i) 50% was allocated to maintenance, productivity improvements and the reliability of assets, which includes part of the disbursement for the scheduled maintenance shutdown at Triunfo cracker that which was concluded in April; and (ii) 45% was allocated to the construction of the new petrochemical complex in Mexico. Note that the amount invested in the project was also affected by the translation of the investments in U.S. dollar to Brazilian real, which is the Company’s functional currency, and by the Mexican government’s delay in reimbursing the value-added tax paid on equipment acquisitions.

ACQUISITION OF SOLVAY INDUPA:

In February 2014, Braskem, based on the interpretation arising from the decision made on January 3 by the Argentine Securities Commission (Comisión Nacional de Valores - CNV), revised the price of its Stock Tender Offer to the non-controlling shareholders of Solvay Indupa to 2.40 Argentine pesos per share. The process is still under analysis by the CNV and by Brazil's antitrust agency CADE.

PROJECT PIPELINE:

Consistent with its middle and long term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment	Cumulative through Mar/14	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	~US$4.5 bn6	~US$2.8 bn

•         JV between Braskem (75%) and Idesa (25%).

•         Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing demand in Mexico for PE of around 1.9 million tons, of which around 70% is currently met by imports.

•         Earthmoving works concluded.

•         In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

•         The US$3.2 billion project finance structure was concluded in December 2012:

o  SACE: US$600 million;

o  IADB and IFC: US$570 million A loan to be complemented by a US$700 million B Loan;

o  Brazilian Development Bank (BNDES): US$623 million;

o  BancoMext and NAFIN: US$400 million;

o  EDC: US$300 million.

•         Construction: in 1Q14, the project reached 65.8% physical completion. Electro-mechanical assembly advanced in line with the planning, with a focus on (i) installing equipment; and (ii) assembling the metallic structures and tubing, as well as starting testing of the automation system. Over 510 pieces of equipment and 45,000 tons of material have already been delivered to the site, and around 550 people have been hired for the future industrial operation.

•         First disbursement of the Project Finance installment in in the amount of US$1,484 million on July 24, 2013. Second disbursement in the amount of US$547 million on November 6, 2013. Third disbursement in the amount of US$465 million on April 8, 2014.

•         Priorities for 2014:

o Expanding the number of active clients, with a resulting increase in the volume of resin imports for resale and the structuring of the sales and logistics teams to support the growing pre-marketing demands;

o Training and development of the Team Members who will run the future industrial operation.

6The project's fixed investment (capital expenditure) is estimated at US$3.2 billion. The total investment of US$4.5 billion includes the project's capex, working capital requirements and interest payments.

Comperj Rio de Janeiro, Brazil	n/a	To be determined	• The project, which is still in the study phase, aims to meet the growing demand in Brazil, add value to the country’s natural resources and support its industrialization process.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   VISIO Program

Braskem continues to make progress in its commitment to develop Brazil’s plastics chain and create value for its Clients. Some of the highlights in the quarter follow:

Braskem supported its clients Mude Verde and Central de Embalagens in their development of new moving solutions and products. The partnership led to a new service involving the rental of reusable moving boxes made from PE to replace the corrugated boxes normally used for this purpose. The new boxes are light, resistant and water resistant.

Braskem provided support to Tecnocell Agroflorestal, a company specializing in insect repellents, that was seeking a domestic raw material for one of its ant-control products. Braskem suggested the use of polyisobutylene, a nontoxic chemical that is transparent and compatible with organic materials, with the initiative marking the Company's entry into a new market.

▶   Innovation

The U.S. magazine Fast Company selected Braskem as one of the world’s 50 most innovative companies. Braskem, the only Brazilian company to feature on the list, was recognized for its research in products made from renewable resources. The publication evaluates companies based on the impact of their innovations on the real world, creative strategies, risk assumption and project execution to come up with its annual list of the 50 most innovative companies.

OUTLOOK:

In its April report, the International Monetary Fund (IMF) maintained its positive outlook for world economic growth and revised downward its growth forecast for 2014 to 3.6%. The 0.1 p.p. decrease compared to the January forecast is explained by weaker growth in emerging markets, influenced by the new level of China’s growth of 7.5% p.a., and the geopolitical risk posed by the Ukraine crisis.

Regarding Brazil, the GDP growth was revised downward to 1.8%, reflecting the country's low level of private investment and slowing economic growth. Also adding to this scenario are the recent strengthening of the Brazilian real, the potential need to reduce electricity consumption given the current low levels of the country’s reservoirs and the expectation of weaker growth in certain industries, such as infrastructure and automotive.

In the petrochemical industry, the near-term expectation calls for petrochemical spreads to remain at levels similar to those of recent quarters in response to the improvement of the global demand and relatively balanced market. The factors to be monitored remain the geopolitical issues in the Persian Gulf and more recently in Ukraine and their potential impacts on world economic growth and oil prices.

In this scenario, Braskem’s strategy remains centered on strengthening its business by (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationship with Clients; (iii) supporting the creation of an industrial policy targeting the development of Brazil’s petrochemical and plastics chain; (iv) pursuing higher operational efficiency; (v) continuing to make progress on the construction of the greenfield project in Mexico known as Ethylene XXI; (vi) pursuing opportunities in Brazil based on the processing of natural gas from the country's pre-salt deposits and in the U.S. petrochemical market based on the competitive advantages of shale gas; and (vii) maintaining the company’s financial health and cost discipline.

Braskem follows with its commitment to growth and sustainable development and will continue to act proactively to identify opportunities to create value for its Clients, Shareholders and Society without losing its strong focus on financial health.

NOTE:

(i) On March 31, 2014, the Brazilian real/U.S. dollar exchange rate was R$2.2630/US$1.00.

UPCOMING EVENTS:

▶       1Q14 Earnings Conference Call

Portuguese 1:00 p.m. (Brasília) 12:00 p.m. (U.S. EST) 9:00 a.m. (Los Angeles) 5:00 p.m. (London) Dial-in +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 1:30 p.m. (U.S. EST) 10:30 a.m. (Los Angeles) 6:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Roberta Varella	Fernando T. de Campos	Daniela Balle de Castro
Head of IR	IR Coordinator	IR Specialist
Phone: +55 (11) 3576-9266	Phone: +55 (11) 3576-9479	Phone: +55 (11) 3576-9615
roberta.varella@braskem.com	fernando.campos@braskem.com	daniela.castro@braskem.com

EXHIBITS LIST:

            Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 36 industrial plants, of which 29 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms, written, seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Income Statement

(R$ million)

Income Statement	1Q14	4Q13	1Q13	Change (%)	Change
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	13,630	12,476	11,314	9%	20%
Net Revenue	11,843	10,783	9,501	10%	25%
Cost of Good Sold	(10,325)	(9,467)	(8,490)	9%	22%
Gross Profit	1,518	1,316	1,011	15%	50%
Selling Expenses	(270)	(256)	(252)	5%	7%
General and Administrative Expenses	(309)	(322)	(278)	-4%	11%
Other Net Operating Income (expenses)	190	(111)	(29)	-	-
Investment in Subsidiary and Associated Companies	(0)	(2)	(5)	-	-
Operating Profit Before Financial Result	1,129	625	448	81%	152%
Net Financial Result	(560)	(460)	(108)	22%	420%
Profit Before Tax and Social Contribution	569	165	340	244%	68%
Income Tax / Social Contribution	(173)	(166)	(107)	4%	62%
Net Profit	396	(0)	233	-	70%
Earnings Per Share	0.51	0.01	0.27	-	-

Note: as a result of the Management decision to maintain the investments in Quantiq, Braskem’s quarterly results for 2013 have been restated to include the results of this operation.

EXHIBIT II

EBITDA CALCULATION

(R$ million)

EBITDA Statement	1Q14	4Q13	1Q13	Change (%)	Change
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Net Profit	396	(0)	233	-	70%
Income Tax / Social Contribution	173	166	107	4%	62%
Financial Result	560	460	108	22%	420%
Depreciation, amortization and depletion	506	539	485	-6%	4%
Cost	467	468	446	0%	5%
Expenses	39	71	40	-45%	-2%
Basic EBITDA	1,635	1,164	933	40%	75%
Provisions for the impairment of long-lived assets (i)	2	(27)	10	-	-77%
Results from equity investments (ii)	0	2	5	-	-
Adjusted EBITDA	1,637	1,139	948	44%	73%
EBITDA Margin	13.8%	10.6%	10.0%	3.3 p.p.	3.8 p.p.

(i)             Represents accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)            Corresponds to results from equity investments in associated companies and joint ventures.

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	03/31/2014	12/31/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	14,861	14,997	-1%
Cash and Cash Equivalents	3,214	4,336	-26%
Marketable Securities/Held for Trading	87	87	1%
Accounts Receivable	2,831	2,811	1%
Inventories	5,551	5,034	10%
Recoverable Taxes	2,390	2,237	7%
Other Receivables	747	421	77%
Derivatives	40	34	18%
Non Current Assets Held for Sale	0	38	-
Non Current	31,715	31,819	0%
Marketable Securities/ Held-to-Maturity	26	21	25%
Compulsory Deposits and Escrow Accounts	212	210	1%
Derivatives	101	137	-26%
Deferred Income Tax and Social Contribution	807	1,123	-28%
Taxes Recoverable	1,200	1,286	-7%
Credit with related parts	135	134	1%
Insurance claims	126	139	-9%
Advances to Suppliers	104	117	-11%
Investments	123	122	1%
Property, Plant and Equipament	25,839	25,414	2%
Intangible Assets	2,884	2,913	-1%
Outros	160	203	-22%
Total Assets	46,576	46,816	-1%

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2014	12/31/2013	Change (%)
	(A)	(B)	(A)/(B)
Current	12,952	13,595	-5%
Suppliers	9,960	10,422	-4%
Financing	1,224	1,249	-2%
Project Finance	23	26	-12%
Derivatives	79	95	-17%
Salary and Payroll Charges	559	491	14%
Dividends and Interest on Equity	132	132	0%
Taxes Payable	473	445	6%
Advances from Customers	309	297	4%
Sundry Provisions	88	106	-17%
Post-employment Benefit	0	158	-
Other Payable	105	174	-40%
Non Current	25,245	25,540	-1%
Financing	16,922	17,354	-2%
Project Finance	4,559	4,706	-3%
Derivatives	382	396	-4%
Deferred Income Tax and Social Contribution	848	863	-2%
Taxes Payable	888	903	-2%
Sundry Provisions	453	450	1%
Advances from Customers	129	153	-15%
Other Payable	777	662	17%
Others	286	53	437%
Shareholders' Equity	8,379	7,681	9%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	410	410	0%
Treasury Shares	(49)	(49)	0%
Other Comprehensive Income*	(790)	(1,093)	-28%
Retained Earnings	412	-	-
Non Controlling Interest	120	137	-13%
Total Liabilities and Shareholders' Equity	46,576	46,816	-1%

* Includes exchange variation of financial liabilities designated for hedge accounting (Note 20 (b) to the Financial Statements).

EXHIBIT IV

Consolidated Cash Flow

(R$ million)

Cash Flow	1Q14	4Q13	1Q13
Profit (loss) Before Income Tax and Social Contribution	569	165	340
Adjust for Net Income Restatement
Depreciation and Amortization	506	539	485
Equity Result	0	2	5
Interest, Monetary and Exchange Variation, Net	306	487	26
Cost on divestment in subsidiary	38	-	-
Provision for losses - fixed assets	4	(2)	2
Cash Generation before Working Capital	1,422	1,191	857
Operating Working Capital Variation
Market Securities	(5)	(21)	(58)
Account Receivable	23	(68)	(143)
Recoverable Taxes	(45)	(376)	(152)
Inventories	(498)	(157)	(531)
Advanced Expenses	17	32	37
Other Account Receivables	(332)	16	(48)
Suppliers	(267)	377	(204)
Advances from Customers/Long-Term Incentives	(12)	11	223
Taxes Payable	(51)	8	(53)
Other Account Payables	185	196	257
Other Provisions	(15)	125	(15)
Operating Cash Flow	422	1,335	170
Interest Paid	(194)	(339)	(201)
Income Tax and Social Contribution	(22)	(11)	(8)
Net Cash provided by operating activities	206	986	(39)
Proceeds from the sale of fixed assets	0	1	1
Proceeds from the capital reduction of associates	-	303	163
Additions to Investment	-	(0)	(0)
Additions to Fixed Assets	(1,157)	(1,731)	(1,101)
Additions to Intangible Assets	(9)	(13)	(1)
Effect of incorporation of subsidiaries cash	-	-	10
Financial Assets Held to Maturity	7	16	15
Cash used in Investing Activities	(1,158)	(1,425)	(913)
Obtained Borrowings	1,657	2,147	2,959
Payment of Borrowings	(1,842)	(1,124)	(2,286)
Non-controlling interests	-	3	(3)
Cash used in Financing Activities	(185)	1,026	670
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	15	(111)	6
Increase (decrease) in Cash and Cash Equivalents	(1,122)	475	(275)
Represented by
Cash and Cash Equivalents at The Beginning of The Year	4,336	3,861	3,288
Cash and Cash Equivalents at The End of The Year	3,214	4,336	3,013
Increase (Decrease) in Cash and Cash Equivalents	(1,122)	475	(275)

EXHIBIT V

Production Volume – Main Products

PRODUCTION CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14

Polyolefins
PE's	632,257	658,317	661,780	627,936	589,755
PP	436,029	397,996	406,989	386,128	391,370

Vinyls
PVC	146,877	146,676	129,546	159,480	146,042
Caustic Soda	115,321	110,585	109,108	102,319	108,191
Chlorine	11,404	7,923	10,192	12,060	10,789

Basic Petrochemicals
Ethylene	835,531	875,943	865,868	795,483	789,559
Propylene	372,137	392,251	392,956	348,251	323,734
Benzene	215,095	210,225	204,750	195,315	154,170
Butadiene	100,850	104,759	88,129	96,116	90,353
Toluene	41,742	49,836	57,978	51,853	67,797
Fuel (m³)	221,317	225,235	242,856	244,282	249,700
Paraxylene	44,930	47,527	30,437	3,287	15,876
Orthoxylene	22,592	19,196	16,166	6,903	17,099
Butene 1	11,380	13,556	15,106	11,179	13,606
ETBE/ MTBE	78,403	81,981	77,561	68,686	73,813
Mixed Xylene	15,840	21,060	16,264	35,503	27,166
Cumene	73,138	43,145	57,809	55,593	64,029
Polybutene	9,778	1,240	5,936	6,032	7,103
LPG	6,533	8,299	6,940	7,701	-
Aromatic Residue	34,795	37,226	41,710	35,077	36,010
Petrochemical Resins	2,599	3,670	3,740	3,868	3,951

United States and Europe
PP	427,757	456,650	438,160	463,372	444,233

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14

Polyolefins
PE's	438,717	455,612	436,403	434,930	433,973
PP	315,724	331,733	316,629	304,841	303,076
Vinyls
PVC	166,216	159,528	145,202	165,561	164,398
Caustic Soda	119,469	112,337	125,688	111,271	118,655
Chlorine	11,821	11,983	16,734	14,810	30,735

Basic Petrochemicals
Ethylene	130,854	131,634	136,720	132,589	133,711
Propylene	54,807	47,405	56,602	51,056	49,974
Benzene	101,778	110,930	121,229	116,572	118,953
Butadiene	57,460	49,130	50,815	53,349	59,662
Toluene	8,638	11,979	11,222	11,511	12,451
Gasoline (m³)	137,310	133,891	140,980	161,102	176,726
Paraxylene	2,997	23,745	32,605	2,409	4,098
Orthoxylene	21,050	20,841	18,980	7,022	14,367
Mixed Xylene	14,504	17,239	14,809	16,281	14,645
Cumene	64,817	52,592	57,286	59,418	61,905
Polybutene	2,244	3,001	3,276	2,386	1,841
LPG	8,194	8,239	6,690	8,241	5,360
Aromatic Residue	36,036	37,547	38,957	33,537	34,743
Petrochemical Resins	2,238	2,479	2,676	2,394	2,574

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q13	2Q13	3Q13	4Q13	1Q14
Polyolefins
PE's	174,247	189,692	210,338	203,774	155,094
PP	66,110	72,820	93,475	79,495	75,925

Basic Petrochemicals Unit
Propylene	40,288	54,582	43,902	40,396	39,856
Benzene	40,222	63,380	66,147	36,411	33,846
Butadiene	40,777	48,741	39,507	41,985	31,816
Toluene	24,821	31,621	38,947	44,239	44,103
Gasoline (m³)	66,774	103,664	95,586	86,946	71,637
Paraxylene	31,395	25,559	9,895	-	5,024
Butene 1	-	3,175	1,680	40	1,497
ETBE/ MTBE	61,689	81,480	76,788	70,324	74,926
Mixed Xylene	451	5,497	482	14,587	16,115
Polybutene	3,829	3,802	3,313	3,620	4,849

United States and Europe
PP	430,872	464,893	432,208	462,719	460,108

EXHIBIT VIII

Consolidated Net Revenue

(R$ million)

Net Revenue
R$ million	1Q13	2Q13	3Q13	4Q13	1Q14

Polyolefins
Domestic Market	3,034	3,160	3,293	3,361	3,578
Export Market	824	911	1,179	1,183	951

Vinyls
Domestic Market	636	614	628	671	697

Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	586	508	638	575	679
Butadiene	208	183	132	141	198
Cumene	199	163	180	189	215
BTX	407	468	546	400	503
Others	345	347	387	395	426
Export Market
Ethylene/Propylene	125	148	159	136	142
Butadiene	148	156	92	135	109
BTX	278	337	325	213	255
Others	315	428	430	378	444

United States and Europe	1,606	1,565	1,732	1,846	2,042

Resale*	409	314	659	859	1,061
Quantiq	205	219	237	218	225

Others¹	177	225	320	84	319
Total	9,501	9,747	10,937	10,784	11,843
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

EXHIBIT IX

Consolidated Quarterly Income Statement with Quantiq*

(R$ million)

Income Statement	1Q13	2Q13	3Q13	4Q13
CONSOLIDATED
Gross Revenue	11,314	11,408	12,572	12,476
Net Revenue	9,501	9,747	10,938	10,783
Cost of Good Sold	(8,490)	(8,654)	(9,209)	(9,467)
Gross Profit	1,011	1,093	1,729	1,316
Selling Expenses	(252)	(245)	(247)	(256)
General and Administrative Expenses	(278)	(275)	(319)	(322)
Other Net Operating Income (expenses)	(29)	(25)	(47)	(111)
Investment in Subsidiary and Associated Companies	(5)	2	1	(2)
Operating Profit Before Financial Result	448	550	1,118	625
Net Financial Result	(108)	(672)	(537)	(460)
Profit Before Tax and Social Contribution	340	(122)	581	165
Income Tax / Social Contribution	(107)	(3)	(181)	(166)
Net Profit	233	(125)	399	(0)
Adjusted EBITDA	948	1,064	1,661	1,139
EBITDA Margin	10.0%	10.9%	15.2%	10.6%

EBITDA Calculation with Quantiq*

(R$ million)

EBITDA Statement	1Q13	2Q13	3Q13	4Q13
CONSOLIDATED
Net Profit	233	(125)	399	(0)
Income Tax / Social Contribution	107	3	181	166
Financial Result	108	672	537	460
Depreciation, amortization and depletion	485	486	545	539
Cost	446	444	475	468
Expenses	40	43	71	71
Basic EBITDA	933	1,036	1,663	1,164
Provisions for the impairment of long-lived assets (i)	10	30	(0)	(27)
Results from equity investments (ii)	5	(2)	(1)	2
Adjusted EBITDA	948	1,064	1,661	1,139
EBITDA Margin	10.0%	10.9%	15.2%	10.6%

*Note: as a result of the Management decision to maintain the investments in Quantiq, Braskem’s quarterly results for 2013 have been restated to include the results of this operation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.